FEDERAL INSURANCE COMPANY
Endorsement No.: 13
Bond Number:	82307740

NAME OF ASSURED: MULTI-MANAGER PORTFOLIO, LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	July 1, 2012
	to	12:01 a.m. on	December 31, 2013

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 14, 2013

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

JOINT FIDELITY BOND AGREEMENT

This Agreement is made as of June 5, 2013 by and among Multi-Manager Portfolio, LLC, a Delaware limited liability company, Multi-Manager TEI Portfolio, LLC, a Delaware limited liability company and Multi-Manager Master Portfolio, LLC, a Delaware limited liability company (“Portfolios”).

WHEREAS, each Portfolio is a closed-end, management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, each Portfolio must purchase a bond as required by the 1940 Act and Rule 17g-1 thereunder, under which each Portfolio is a named insured; and Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Description of Bond. Chubb Insurance Group, a reputable fidelity insurance company, has issued a joint fidelity bond in an amount approved by the Board of Directors of the Portfolios and separately by a majority of the Directors who are not “interested persons” of such Portfolios, which designates each of the Portfolios as named insureds (“Bond”), with such Bond to be amended and/or adjusted from time to time.

2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Portfolios, each Portfolio shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each portfolio would have received had it provide and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Addition of Certain Other Registered Management Investment Companies. The Portfolios consent to having any other registered management investment company, that is a named insured on the Bond, which GenSpring Family Offices, LLC serves as manager or investment adviser become a party to this Agreement.

4. Term. The term of this Agreement shall commence on the date hereof and shall end upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

Multi-Manager Portfolio, LLC		Multi-Manager TEI Portfolio LLC

By:	/s/ David W. Reidy	By:	/s/ David W. Reidy
	David W. Reidy, Secretary		David W. Reidy, Secretary

Multi-Manager Master Portfolio, LLC

By:	/s/ David W. Reidy
David W. Reidy, Secretary